Exhibit 99.1

ALTAGAS ANNOUNCES FOURTH QUARTER AND FULL-YEAR 2018 RESULTS AND REAFFIRMS 2019 OUTLOOK AND BALANCED FUNDING PLAN

AltaGas continues to focus on Midstream and U.S. Utilities segments as near-term priorities to drive performance, fund organic growth and de-lever company

Calgary, Alberta (February 28, 2019)

Highlights

(all financial figures are unaudited and in Canadian dollars unless otherwise noted)

Delivers $1.0 billion in 2018 Normalized EBITDA1

•                  Normalized EBITDA of $394 million for the fourth quarter of 2018 and $1.0 billion for the full-year, achieving a 27 percent year-over-year growth rate for the year.

•                  Fourth quarter 2018 normalized FFO1 of $255 million and $657 million for full-year 2018.

•                  Approximately $1.0 billion in growth capital projects anticipated to come into service in 2019 including the Ridley Island Propane Export Terminal (RIPET), Townsend 2B Facility, Nig Creek Gas Plant, Mountain Valley Pipeline and the Marquette Connector Pipeline.

•                  Advanced AltaGas’ cornerstone asset in Midstream — RIPET — the first propane export terminal off the west coast of Canada, commencing operations in early spring.

•                  Leveraged and extended AltaGas’ footprint in northeast British Columbia, resulting in the Midstream business increasing core gas processing volumes by 25%.

•                  Agreements with Black Swan and Kelt enhanced Midstream’s NGL capture area, triggering an expansion of the North Pine facility, and supporting the supply of propane at RIPET.

•                  Recovered US$125 million through accelerated replacement programs in Washington, DC, Maryland, Michigan and Virginia.

Reaffirms 2019 Outlook

•                  AltaGas reiterates its 2019 business outlook and expects normalized EBITDA in the range of $1.2 - $1.3 billion and normalized FFO of $850 - $950 million.

•                  Capital investment of $1.3 billion in 2019 primarily in Midstream and U.S. Utility projects.

•                  Closed the sale of remaining 55 percent interest in Northwest Hydro for net proceeds of approximately $1.37 billion. AltaGas has completed $3.8 billion in asset sales since mid-2018.

•                  Announced plans for an additional $1.5 - $2.0 billion in asset sales in 2019. The proceeds of the asset sales will be used to further reduce debt, as well as continue to sharpen AltaGas’ focus on Midstream and U.S. Utilities.

•                  Maintained investment grade credit ratings.

AltaGas Ltd. (AltaGas) (TSX:ALA) today reported its fourth quarter and full-year results and provided an update on its recently announced balanced funding plan and growth opportunities in its Midstream and Utility segments.

AltaGas achieved normalized EBITDA of $394 million for the fourth quarter of 2018 and $1.0 billion for the full-year 2018, in line with guidance, representing 27 percent year-over-year growth for the year ended December 31, 2018. Normalized Funds from Operations (FFO) of $255 million for the fourth quarter of 2018 and $657 million for the year ended December 31, 2018 represented an increase of approximately 7 percent for full-year 2018, slightly lower than guidance of approximately 10 percent growth, due to lower hydrology at the Northwest Hydro Facilities and the delay of cash distribution receipts from equity investments to early 2019. AltaGas’ net loss applicable to common shares for the period was $502 million ($2.25 per share), mainly due to provisions for assets. Normalized net income1 for 2018 was $195 million or $0.88 per share.

(1)         Non-GAAP measure; see discussion in the advisories of this news release and reconciliation to US GAAP financial measures shown in AltaGas’ Management’s Discussion and Analysis (MD&A) as at and for the period ended December 31, 2018, which is available on www.sedar.com.

“We will look back on 2018 as a transformational year, which saw AltaGas reposition itself through the WGL acquisition as a low-risk, high-growth Utility and Midstream company,” said Randy Crawford, President and Chief Executive Officer of AltaGas. “In order to leverage the full growth potential of these assets, we must continue to strengthen our balance sheet and ultimately, reset our financial position.

“With our RIPET project coming online, as scheduled in early spring, as the first propane export terminal in Western Canada, we are poised to execute on our strategy to leverage this unique capability to attract new producer commitments that will increase utilization of our existing assets and provide new organic investment opportunities. At the same time, I see ample opportunity in our Utilities to renew and extend our distribution pipelines and drive higher returns through operational efficiencies, superior customer service and accelerated rate recovery mechanisms.”

2019 Guidance and Balanced Funding Plan

AltaGas reiterates its outlook for 2019, with anticipated normalized EBITDA in the range of $1.2 - $1.3 billion and normalized FFO of $850 - $950 million. Year-over-year growth is expected to be driven by new capital projects coming into service (including RIPET, Townsend 2B Facility, Nig Creek Gas Plant and Mountain Valley Pipeline), a full-year of earnings from WGL and the Central Penn Pipeline, and the results of business optimization. The 2019 investment plan includes prudent capital allocation of approximately $1.3 billion to projects with strong risk-adjusted returns, near-term contributions to normalized FFO per share and normalized Earnings per Share (EPS), and secure commercial underpinnings.

AltaGas’ previously announced balanced funding plan is designed to de-lever the balance sheet, fund the $1.3 billion capital program for 2019 and optimize per share cash flow and earnings growth. A combination of asset sales, a reset of the dividend payout, and a focused approach to strategic capital allocation will strengthen AltaGas’ financial position and fund the capital program.

In addition to the $3.8 billion of asset sales AltaGas completed or announced in 2018, including the sale of its entire indirect equity interest in the Northwest Hydro Facilities and the initial public offering (IPO) of AltaGas Canada Inc. (ACI), the Corporation plans to monetize an additional $1.5 - $2.0 billion in non-core assets in 2019. Proceeds from these additional asset sales will be used to further reduce debt and focus the company’s asset base where the opportunities are the greatest — Midstream and Utilities.

Midstream and Utilities Growth

Improving AltaGas’ financial strength and flexibility through 2019 will position AltaGas to execute on the significant suite of attractive growth opportunities in its Midstream and Utilities segments.

Within its Midstream segment, AltaGas sees opportunities to optimize and grow its footprint, enhance its service offering and connect producers to new markets, including Asia. For example, AltaGas’ integrated strategy in Western Canada provides producers with services across the energy value chain, including access to export markets overseas. The cornerstone of this strategy is RIPET, located near Prince Rupert, British Columbia, which is expected to be the first propane export facility off the west coast of Canada. RIPET leverages AltaGas’ existing gathering, processing and fractionation assets, while also providing higher netbacks and market optionality to customers. The facility is scheduled to commence its operational phase in the first quarter of 2019, and the first cargo is expected to depart Canada’s west coast in the second quarter of 2019. Also coming into service in 2019 are the Townsend 2B Facility and Nig Creek Gas Plant. These projects will attract additional natural gas liquids to AltaGas’ integrated system, increase utilization of AltaGas’ existing liquids pipelines, drive the need for an expansion of the North Pine Fractionator, and provide additional propane supply to RIPET. Both projects are expected to be online in the fourth quarter of 2019.

In the Marcellus Basin in the northeastern U.S., AltaGas’ 10 percent interest in the 2.0 Bcf/d Mountain Valley Pipeline is targeted to be placed into service in the fourth quarter of 2019. The pipeline is estimated to span approximately 480 kilometres (300 miles) and provide access to the growing southeastern U.S. demand markets. AltaGas’ capital commitment for the 10 percent ownership interest in the pipeline is capped at US$350 million.

AltaGas’ Utilities segment is expected to grow significantly, reflecting exposure to higher growth markets with capital expenditures to support customer additions, general system betterment, and accelerated replacement programs.

The Marquette Connector Pipeline, anticipated to be in service in the fourth quarter of 2019, is an example of a project that is putting new capital to work to provide system redundancy and increase deliverability, reliability and diversity of supply, while also connecting new customers.

AltaGas’ near-term focus is to achieve its allowed return on new investments, and focus on three foundational principles to enhance returns across its Utilities:

•                  Drive operational excellence

•                  Improve the customer experience

•                  Achieve more timely recovery of invested capital

Financial Results

Normalized EBITDA (1)	Three Months Ended December 31		Year Ended December 31
($ millions)	2018	2017	2018	2017
Utilities	$232	$90	$426	$298
Midstream	93	61	277	221
Power	76	72	320	303
Sub-total: Operating Segments	401	223	1,023	822
Corporate	(7)	(10)	(14)	(25)
	$394	$213	$1,009	$797

(1)         Non-GAAP financial measure; See discussion in Non-GAAP Financial Measures section at the end of this news release

In the fourth quarter of 2018, normalized EBITDA was $394 million, and normalized FFO was $255 million. AltaGas’ net income applicable to common shares for the period was $174 million ($0.64 per share), mainly due to increased EBITDA. Normalized net income for the fourth quarter of 2018 was $120 million or $0.44 per share.

The Utilities segment achieved normalized EBITDA of $232 million in the fourth quarter of 2018, an increase of more than 155 percent compared to the same period in 2017. The increase was mainly due to the impact of the WGL acquisition of $159 million, higher rates, growth in customer base, high customer usage, and colder weather in Michigan. The increase was partially offset by the impact of the sale of the Canadian Utilities to ACI in the fourth quarter of 2018, the 2018 impact related to the federal tax reductions at the U.S. Utilities, and warmer weather in Alaska.

In the fourth quarter of 2018, AltaGas’ Midstream segment recorded normalized EBITDA of $93 million, an increase of 52 percent over the same period last year. The increase was driven by contributions from WGL Midstream assets of $31 million, the acquisition of 50 percent ownership in the Aitken Creek North Gas Plant in the fourth quarter of 2018, and higher revenues at Harmattan due to increased NGL activities. The increase was partially offset by the impact of reduced ownership at Younger, lower frac spreads, and lower NGL marketing margins.

In the fourth quarter of 2018, AltaGas’ Power segment achieved normalized EBITDA of $76 million, up $4 million from the fourth quarter of 2017, primarily as a result of the addition of WGL’s power assets of $33 million. The increase was partially offset by lower generation at the Northwest Hydro Facilities due to lower river flow, the impact of the sale of the San Joaquin facilities that closed in November 2018, the impact of the sale of the Bear Mountain Wind Facility in October 2018, the expiry of the Ripon PPA on May 31, 2018, and lower contributions from Craven due to an extended planned outage and new contract terms.

The Power and Utility segments were also positively impacted by a stronger U.S. dollar in the fourth quarter of 2018.

Monthly Common Share Dividend and Quarterly Preferred Share Dividends

•                  The Board of Directors approved a dividend of $0.08 per common share. The dividend will be paid on April 15, 2019, to common shareholders of record on March 25, 2019. The ex-dividend date is March 22, 2019. This dividend is an eligible dividend for Canadian income tax purposes;

•                  The Board of Directors approved a dividend of $0.21125 per share for the period commencing December 31, 2018 and ending March 30, 2019, on AltaGas’ outstanding Series A Preferred Shares. The dividend will be paid on March 29, 2019 to shareholders of record on March 15, 2019. The ex-dividend date is March 14, 2019;

•                  The Board of Directors approved a dividend of $0.26938 per share for the period commencing December 31, 2018 and ending March 30, 2019, on AltaGas’ outstanding Series B Preferred Shares. The dividend will be paid on March 29, 2019 to shareholders of record on March 15, 2019. The ex-dividend date is March 14, 2019;

•                  The Board of Directors approved a dividend of US$0.330625 per share for the period commencing December 31, 2018 and ending March 30, 2019, on AltaGas’ outstanding Series C Preferred Shares. The dividend will be paid on March 29, 2019 to shareholders of record on March 15, 2019. The ex-dividend date is March 14, 2019;

•                  The Board of Directors approved a dividend of $0.337063 per share for the period commencing December 31, 2018, and ending March 30, 2019, on AltaGas’ outstanding Series E Preferred Shares. The dividend will be paid on March 29, 2019 to shareholders of record on March 15, 2019. The ex-dividend date is March 14, 2019;

•                  The Board of Directors approved a dividend of $0.296875 per share for the period commencing December 31, 2018, and ending March 30, 2019, on AltaGas’ outstanding Series G Preferred Shares. The dividend will be paid on March 29, 2019 to shareholders of record on March 15, 2019. The ex-dividend date is March 14, 2019;

•                  The Board of Directors approved a dividend of $0.328125 per share for the period commencing December 31, 2018, and ending March 30, 2019, on AltaGas’ outstanding Series I Preferred Shares. The dividend will be paid on March 29, 2019 to shareholders of record on March 15, 2019. The ex-dividend date is March 14, 2019; and

•                  The Board of Directors approved a dividend of $0.3125 per share for the period commencing December 31, 2018, and ending March 30, 2019, on AltaGas’ outstanding Series K Preferred Shares. The dividend will be paid on March 29, 2019 to shareholders of record on March 15, 2019. The ex-dividend date is March 14, 2019.

Consolidated Financial Review

	Three Months Ended December 31		Year Ended December 31
($ millions)	2018	2017	2018	2017
Revenue	1,727	745	4,257	2,556
Normalized EBITDA(1)	394	213	1,009	797
Net income (loss) applicable to common shares	174	(11)	(502)	30
Normalized net income(1)	120	63	195	204
Total assets	23,488	10,032	23,488	10,032
Total long-term liabilities	11,746	4,578	11,746	4,578
Net additions to property, plant and equipment	16	114	573	388
Dividends declared(2)	121	94	463	362
Normalized funds from operations(1)	255	179	657	615

	Three Months Ended December 31		Year Ended December 31
($ per share, except shares outstanding)	2018	2017	2018	2017
Net income (loss) per common share - basic	0.64	(0.06)	(2.25)	0.18
Net income (loss) per common share - diluted	0.64	(0.06)	(2.25)	0.18
Normalized net income - basic(1)	0.44	0.36	0.88	1.19
Dividends declared(2)	0.45	0.54	2.09	2.12
Normalized funds from operations(1)	0.94	1.03	2.95	3.60
Shares outstanding - basic (millions)
During the period(3)	272	174	223	171
End of period	275	175	275	175

(1)         Non-GAAP financial measure; see discussion in Non-GAAP Financial Measures at the end of this news release.

(2)         Dividends declared per common share per month: $0.175 beginning on August 25, 2016, $0.1825 beginning on November 27, 2017, and $0.08 beginning on December 27, 2018.

(3)         Weighted average.

Conference Call and Webcast Details

AltaGas will hold a conference call today at 9:00 a.m. MT (11:00 a.m. ET) to discuss 2018 fourth quarter and full-year results, provide an update on the balanced funding plan, and share progress on construction activities and other corporate developments.

Members of the investment community and other interested parties may dial 1-647-427-7450 or toll free at 1-888-231-8191. Please note that the conference call will also be webcast. To listen, please go to http://www.altagas.ca/invest/events-and-presentations. The webcast will be archived for one year.

Shortly after the conclusion of the call, a replay will be available commencing at 2:00 p.m. MT (4:00 p.m. ET) on February 28, 2019 by dialing 403-451-9481 or toll free 1-855-859-2056. The passcode is 2068746. The replay will expire at 9:59 p.m. MT (11:59 p.m. ET) on March 7, 2019.

AltaGas’ audited Consolidated Financial Statements and accompanying notes for the year ended December 31, 2018, as well as the related Management’s Discussion and Analysis, are now available online at: www.altagas.ca. All documents will be filed with the Canadian securities regulatory authorities and will be posted under AltaGas’ SEDAR profile at www.sedar.com.

About AltaGas

AltaGas is an energy infrastructure company with a focus on midstream, regulated utilities and power. AltaGas creates value by growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit: www.altagas.ca.

Investment Community 1-877-691-7199 investor.relations@altagas.ca	Media 587-955-4504 media.relations@altagas.ca

FORWARD-LOOKING INFORMATION

This news release contains forward-looking information (forward-looking statements). Words such as “may”, “can”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “aim”, “seek”, “propose”, “contemplate”, “estimate”, “focus”, “strive”, “forecast”, “expect”, “project”, “target”, “potential”, “objective”, “continue”, “schedule”, “future”, “outlook”, “vision”, “opportunity” and similar expressions suggesting future events or future performance, as they relate to the Corporation or any affiliate of the Corporation, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: AltaGas’ business outlook for 2019; expectation of normalized EBITDA in the range of $1.2 - $1.3 billion and normalized FFO of $850 - $950 million for 2019; anticipation of approximately C$1.0 billion in growth capital projects coming into service in 2019; expectation that year-over-year growth will be driven by new capital projects coming into service including RIPET and Mountain Valley Pipeline, a full year of earnings from WGL and the Central Penn Pipeline, and the results of business optimization; expectation that RIPET will be the first propane export facility off the west coast of Canada; anticipated in-service dates for RIPET, Townsend 2B Facility, Aitken Creek, Mountain Valley Pipeline and the Marquette Connector Pipeline; anticipated operational impacts of Townsend 2B Facility and Aitken Creek; anticipated de-levering of the balance sheet; maintenance of an investment-grade credit rating; funding of growth in Midstream and U.S. Utilities; anticipated capital investment of $1.3 billion in 2019 primarily in Midstream and U.S. Utility projects; anticipated additional $1.5 to $2 billion in asset sales in 2019; use of proceeds from anticipated asset sales; expected priority of supporting Washington Gas in achieving its allowed return, creating operational efficiencies, and driving customer service; 2019 investment plan including anticipated capital allocation of approximately $1.3 billion to projects with strong risk-adjusted returns, near-term contributions to per share normalized FFO and normalized EPS, and secure commercial underpinnings; expected optimization and growth of AltaGas’ footprint, enhancement of AltaGas’ service offering and connection of producers to new markets, including Asia; expectation that the Utilities segment will grow significantly; expected near-term focus to achieve allowed return on new investments; timing and payment of declared dividends; and timing of investor conference call and filing of annual disclosure documents.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events and achievements to differ materially from those expressed or implied by such statements. Such statements reflect AltaGas’ current expectations, estimates and projections based on certain material factors and assumptions at the time the statement was made. Material assumptions include: expected commodity supply, demand and pricing; volumes and rates; exchange rates; inflation; interest rates; credit rating; regulatory approvals and policies; future operating and capital costs; project completion dates; capacity expectations; implications of recent U.S. tax legislation changes; the outcomes of significant commercial contract negotiation; ability to declare dividends; and availability and sources of capital.

AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: access to and use of capital markets; market value of AltaGas’ securities; AltaGas’ ability to pay dividends; AltaGas’ ability to service or refinance its debt and manage its credit rating and risk; prevailing economic conditions; potential litigation; AltaGas’ relationships with external stakeholders, including Indigenous stakeholders; volume throughput and the impacts of commodity pricing, supply, composition and other market risks; available electricity prices; interest rate, exchange rate and counterparty risks; legislative and regulatory environment; underinsured losses; weather, hydrology and climate changes; the potential for service interruptions; availability of supply from Cook Inlet; availability of biomass fuel; AltaGas’ ability to economically and safely develop, contract and operate assets; AltaGas’ ability to update infrastructure on a timely basis; AltaGas’ dependence on certain partners; impacts of climate change and carbon taxing; effects of decommissioning, abandonment and reclamation costs; impact of labour relations and reliance on key personnel; cybersecurity risks; and other factors set forth under the heading “Risk Factors” in AltaGas’ annual information form (AIF) for the year ended December 31, 2018. AltaGas’ AIF is available under the Corporation’s profile on www.sedar.com.

Many factors could cause AltaGas’ or any particular business segment’s actual results, performance or achievements to vary from those described in this news release, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, projected, targeted, scheduled, or expected, and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.

Financial outlook information contained in this news release about prospective financial performance, financial position or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this news release should not be used for purposes other than for which it is disclosed herein.

Non-GAAP Measures

This news release contains references to certain financial measures that do not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to US GAAP financial measures are shown in AltaGas’ Management’s Discussion and Analysis (MD&A) as at and for the period ended December 31, 2018. These non-GAAP measures provide additional information that management believes is meaningful regarding AltaGas’ operational performance, liquidity and capacity to fund dividends, capital expenditures, and other investing activities. Readers are cautioned that these non-GAAP measures should not be construed as alternatives to other measures of financial performance calculated in accordance with US GAAP.

Normalized EBITDA includes additional adjustments for unrealized gains (losses) on certain risk management contracts, realized losses on foreign exchange derivatives, gains (losses) on investments, transaction costs related to acquisitions and dispositions, merger commitment costs, losses on the sale of assets, provisions on assets, provisions on equity investments, accretion expenses related to asset retirement obligations and the Northwest Transmission Line liability, foreign exchange gains, development costs, distributed generation asset related investment tax credits, non-controlling interest of certain investments to which Hypothetical Liquidation at Book Value (HLBV) accounting is applied, and changes in fair value of natural gas optimization inventory. AltaGas presents normalized EBITDA as a supplemental measure. Normalized EBITDA is frequently used by analysts and investors in the evaluation of entities within the industry as it excludes items that can vary substantially between entities depending on the accounting policies chosen, the book value of assets and the capital structure.

Normalized net income represents net income (loss) applicable to common shares adjusted for the after-tax impact of unrealized gains (losses) on certain risk management contracts, realized loss on foreign exchange derivatives, gains (losses) on investments, merger commitment costs, transaction costs related to acquisitions and dispositions, losses on the sale of assets, provisions on assets, provisions on equity investments, a tax recovery as a result of the Northwest Hydro facilities being held for sale, financing costs associated with the bridge facility for the WGL Acquisition, development costs, the impact of the recent U.S. tax changes, and changes in fair value of natural gas optimization inventory. This measure is presented in order to enhance the comparability of AltaGas’ earnings, as it reflects the underlying performance of AltaGas’ business activities.

Normalized funds from operations is used to assist management and investors in analyzing the liquidity of the Corporation without regard to changes in operating assets and liabilities in the period and non-operating related expenses (net of current taxes) such as development costs and transaction and financing costs related to acquisitions and dispositions. Funds from operations are calculated from the Consolidated Statement of Cash Flows and are defined as cash from operations before net changes in operating assets and liabilities and expenditures incurred to settle asset retirement obligations. Management uses this measure to understand the ability to generate funds for capital investments, debt repayment, dividend payments and other investing activities. Funds from operations and normalized funds from operations as presented should not be viewed as an alternative to cash from operations or other cash flow measures calculated in accordance with GAAP.